FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 7, 2012, Excel Maritime Carriers Ltd. (the "Company") entered into separate sales agreements with each of Deutsche Bank Securities Inc. and Knight Capital Americas, L.P., as sales agents, under which the Company may sell an aggregate of up to $35 million in gross proceeds of the Company's Class A common stock from time to time, par value $0.01. The sales agents may sell the common stock in privately negotiated transactions or transactions deemed to be "at the market offerings" (including sales made directly on the NYSE, on any other existing trading market for the Company's Class A common stock or to or through a market maker). The Company will pay the sales agents a commission equal to 2.5% of the gross proceeds of the sales price of all Class A common stock sold through them as sales agents.

Attached hereto as Exhibit 1.1 is a form of the Sales Agreement, dated May 7, 2012, between the Company and Deutsche Bank Securities Inc.

Attached hereto as Exhibit 1.2 is a form of the Sales Agreement, dated May 7, 2012, between the Company and Knight Capital Americas, L.P.

Exhibit 1.1 and Exhibit 1.2 are hereby incorporated by reference into the Company's registration statement on Form F-3 (Reg. No. 333-168568), as amended, that was filed with the U.S. Securities and Exchange Commission with an effective date of September 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By:           /s/ Pavlos Kanellopoulos
Pavlos Kanellopoulos
Chief Financial Officer

Dated:  May 7, 2012

Exhibit 1.1

EXCEL MARITIME CARRIERS LTD.

Class A
Common Stock
($0.01 par value)

SALES AGREEMENT

May 7, 2012
DEUTSCHE BANK SECURITIES INC.
60 Wall Street, 44th Floor
New York, New York 10005

Ladies and Gentlemen:

Excel Maritime Carriers Ltd., a corporation organized under the laws of the Republic of Liberia (the "Company"), wishes to confirm its agreement with Deutsche Bank Securities Inc. (the "Agent"), as follows:

Section 1.  Issuance and Sale of Shares.   On the terms and subject to the conditions of this Sales Agreement (this "Agreement"), the Company may issue and sell through you from time to time, as sales agent (the "Agent"), shares (the "Shares") of the Company's Class A common stock, $0.01 par value per share (the "Common Stock"), having an aggregate offering price of up to $35,000,000 (the "Maximum Amount").  The Company agrees that whenever it determines to sell Shares directly to the Agent as principal (a "Principal Transaction"), it will enter into a separate agreement (each, a "Terms Agreement") in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement.

(a)           The Company has also entered into a Sales Agreement (the "Alternative Sales Agreement"), dated as of even date herewith, with Knight Capital Americas, L.P. (the "Alternative Agent" and together with the Agent, the "Sales Agents").  This Agreement and the Alternative Sales Agreement are hereinafter referred to as the "Sales Agreements."  Whenever the Company determines to sell the Shares directly to the Alternative Agent as principal, it will enter into a separate agreement (each, an "Alternative Terms Agreement") in substantially the form of Annex I to the Alternative Sales Agreement.  The aggregate gross sales price of the Shares that may be sold pursuant to the Sales Agreements, any Terms Agreement and any Alternative Terms Agreement shall not exceed the aggregate gross sales price set forth in the preamble paragraph of this Agreement.

Section 2.  Representations and Warranties.  The Company represents and warrants to the Agent that as of the date of this Agreement, any applicable Registration Statement Amendment Date (as defined in Section 4 below), each Company Periodic Report Date (as defined in Section 4 below), each Applicable Time (as defined in Section 2(b) below) and each Settlement Date (as defined in Section 4 below):

(a)           Compliance with Registration Requirements.  The Company is a "foreign private issuer" as defined in Rule 405 under the Securities Act of 1933, as amended (the "1933 Act"). The Company's Common Stock has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "EXM".  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission").  The Company meets the requirements for the use of Form F-3 under the Securities Act.  The Company filed a registration statement on Form F-3, as amended, in respect of the Company's securities (including the Shares) on August 5, 2010 and an amendment thereto on September 1, 2010.  Such registration statement, as so amended, has become effective on September 21, 2010; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission, and no notice of objection of the Commission to the use of such form of registration statement pursuant to Rule 401(g)(2) under the 1933 Act has been received by the Company.  The base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the "Base Prospectus"; the various parts of such registration statement, including all exhibits thereto and any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the "Registration Statement"; the prospectus supplement specifically relating to the Shares prepared and filed with the Commission pursuant to Rule 424(b) under the 1933 Act is hereinafter called the "Prospectus Supplement"; the Base Prospectus, as amended and supplemented by the Prospectus Supplement, is hereinafter called the "Prospectus"; any reference herein to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act; any reference to any amendment or supplement to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the 1933 Act and any documents filed under the 1934 Act, and incorporated therein, in each case after the date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the 1934 Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any "issuer free writing prospectus" as defined in Rule 433 under the 1933 Act relating to the Shares is hereinafter called an "Issuer Free Writing Prospectus").

(b)           No order preventing or suspending the use of the Base Prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission; the Base Prospectus and the Prospectus Supplement, at the time of filing thereof, conformed in all material respects to the requirements of the 1933 Act and the rules and regulations of the Commission thereunder (the "1933 Act Regulations") and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Prospectus and any applicable Issuer Free Writing Prospectus(es) issued at or prior to each Applicable Time, taken together (collectively, and, with respect to any Shares, together with the public offering price of such Shares, the "General Disclosure Package") as of each Applicable Time and each Settlement Date, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any applicable Issuer Free Writing Prospectus will not conflict with the information contained in the Registration Statement, the Prospectus Supplement or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the General Disclosure Package as of such Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For the purposes of this Agreement, the "Applicable Time" means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

(c)           Incorporation of Documents by Reference.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations, and, when read together with the other information in the Prospectus, (a) at the time the Registration Statement became effective, (b) at the time the Prospectus was issued and (c) on the date of this Agreement, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)           Independent Accountants.  The independent registered public accounting firm (the "Independent Accountant") whose report is included in the Company's most recent Annual Report on Form 20-F, which is included in or incorporated by reference into the Registration Statement, is a registered independent public accounting firm as required by the 1933 Act and the 1933 Act Regulations.

(e)           Financial Statements.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated Subsidiaries (as defined in Section 2(h) below) at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein.  The selected financial data and the summary financial information, if any, included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included or incorporated by reference in the Registration Statement.

(f)           No Material Adverse Change in Business.  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, and (C)  except for regular quarterly dividends with respect to Common Stock in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(g)           Good Standing of the Company.  The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of Liberia and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(h)           Good Standing of Subsidiaries.  Each subsidiary of the Company (each a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except as disclosed on Schedule I hereto and except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect; except for those liens arising under credit facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through another Subsidiary free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights, if any, of any securityholder of such Subsidiary.  The only existing Subsidiaries of the Company are listed on Schedule I hereto.

(i)           Capitalization.  The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption "Capitalization" (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus).  The shares of issued and outstanding Common Stock have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock was issued in violation of the preemptive or other similar rights, if any, of any securityholder of the Company.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock from the NYSE, nor has the Company received any notification that the Commission or the NYSE is contemplating terminating such registration or listing.

(j)           Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(k)           Authorization and Description of Securities.  The Shares have been duly authorized and reserved for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Common Stock conforms to all statements relating thereto contained in the Prospectus and such description conforms to the rights set forth in the instruments defining the same; no holder of the Shares will be subject to personal liability by reason of being such a holder; and the issuance of the Shares is not subject to any preemptive or other similar rights of any securityholder of the Company.

(l)           Absence of Defaults and Conflicts.  Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such defaults that would not result in a Material Adverse Effect or have been waived by a party authorized to issue such waiver or described in the Registration Statement or Prospectus; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any Subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations.  As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right under the terms of  such note, debenture or other evidence of indebtedness to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

(m)           Absence of Labor Dispute.  No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(n)           Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, U.S. domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary, which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which might result in a Material Adverse Effect, or which might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the Company does not expect that the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, could result in a Material Adverse Effect.

(o)           Accuracy of Exhibits.  There are no contracts or documents which are required to be described in the Registration Statement, the Prospectus or the documents incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(p)           Possession of Intellectual Property.  The Company and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(q)           Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. domestic or foreign court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws.

(r)           Absence of Manipulation.  Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares. The foregoing shall not include any actions taken by the Agent.

(s)           Possession of Licenses and Permits.  The Company and its Subsidiaries possess all such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by them, except where the failure to so possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(t)           Title to Property.  Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, neither the Company nor any of its Subsidiaries owns any interest in real property.  The Company and its Subsidiaries have good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Registration Statement, the Prospectus and the General Disclosure Package or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases, subleases and charterparties material to the business of the Company and its Subsidiaries, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Prospectus and the General Disclosure Package, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased, subleased or chartered property under any such lease, sublease or charterparty.

(u)           Investment Company Act.  The Company is not required, and upon the issuance of the Shares as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

(v)           Environmental Laws.  Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including, without limitation, (i) the applicable regulations and standards adopted by the International Maritime Organization, and (ii) any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its Subsidiaries have all permits, licenses, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(w)           Registration Rights.  Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, there are no persons with registrations rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

(x)           Accounting Controls and Disclosure Controls.  (A)  The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included as an exhibit to the Registration Statement is accurate.  Since the end of the Company's most recent audited fiscal year, there has been (1) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(B)           The Company and its consolidated Subsidiaries employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(y)           No Commissions.  Except as described in the Prospectus, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated by this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Agent for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.

(z)           Deemed Representation.  Any certificate signed by any officer of the Company delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby as of the date or dates indicated in such certificate.

(aa)           Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to the Company (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(bb)           Payment of Taxes.  All United States federal income tax returns of the Company and its Subsidiaries required by law to be filed have been filed or extensions have been obtained and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided.  The United States federal income tax returns of the Company through the fiscal year ended December 31, 2008 have been filed and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(cc)           PFIC Status.  The Company believes that it did not qualify as a "passive foreign investment company" ("PFIC") within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year, if any, and believes that it is not likely to qualify as a PFIC in its current or a subsequent taxable year.

(dd)           XBRL.  The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

(ee)           Insurance.  The Company and its Subsidiaries carry or are entitled to the benefits of insurance in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The term "insurance" shall include a mutual protection and indemnity association or club.  The Company has no reason to believe that any insurer providing coverage to the Company or a Subsidiary is not financially sound or that it or any subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire, or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.  Neither of the Company nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

(ff)           Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate.

(gg)           Foreign Corrupt Practices Act.  Neither the Company nor any of its  Subsidiaries, to the knowledge of the Company, any director, officer, agent (which term shall not include the Agent), employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and its Subsidiaries, and, to the knowledge of the Company, its and their affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(hh)           Money Laundering Laws.  The operations of the Company and its Subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii)           OFAC.  Neither the Company nor any of its Subsidiaries nor to the knowledge of the Company, any director, officer, agent (which term shall not include the Agent), employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(jj)           Vessels.  (A)  All of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus, except for the vessels which the Company or a Subsidiary has contracted to acquire or to have constructed, are owned directly by Subsidiaries; each of the vessels listed on Schedule 1 hereto and specified as being owned (the "Owned Vessels") by a Subsidiary except for the vessels, if any, which the Company or a Subsidiary has contracted to acquire or to have constructed has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule 1 in the sole ownership of the Subsidiary set forth opposite its name on Schedule 1 and no other action is necessary to establish and perfect such entity's title to and interest in such vessel as against any charterer or third party; each such Subsidiary has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under credit facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(B)           Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any governmental authority or agency, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(C)           Each Owned Vessel is classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas, Bureau Veritas, Nippon Kaiji Kyokai or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(kk)           Issuer Taxes.  Assuming that the applicable Sales Agent is not a citizen or resident of the Republic of Greece or the Republic of Liberia or is carrying on business or conducting transactions in the Republic of Greece and the Republic of Liberia.

(A)           There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of Liberia or Greece, or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale and delivery of Shares pursuant hereto.

(B)           No capital gains, income, withholding or other taxes are payable by or on behalf of the Agent to the Republic of Liberia or Greece, or to any political subdivision or taxing authority of either thereof or therein connection with the sale and delivery by the Company of the Shares or the sale and delivery by the Agent of the Shares.

(ll)           Immunity.  Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of Liberia, the Marshall Islands, Cyprus or Greece, or any political subdivisions thereof.

(mm)           ERISA.  (1) The Company and its Subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); (2) no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Corporation or its Subsidiaries would have any material liability, excluding any reportable event for which a waiver could apply; (3) none of the Company or its Subsidiaries expects to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended (the "Code"); and (4) each "pension plan" that is subject to Title IV of ERISA, if any, for which the Company or its Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and nothing has occurred, whether by action or by failure to act, that would reasonably be expected to cause the loss of such qualification.

(nn)           Certain Relationships and Related Transactions.  No material relationship, direct or indirect, exists between or among any of the Company or its Subsidiaries, on the one hand, and the directors, officers, stockholders, affiliates, customers or suppliers of any of the Company or its Subsidiaries, on the other hand, that is required to be described in the Prospectus but is not so described.

(oo)           Lending Relationship.  Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, none of the Company or its Subsidiaries (i) to the knowledge of the Company, have any material lending or other material relationship with any bank or lending affiliate of Agent or Alternative Agent  or (ii) intend to use any of the proceeds of any sale of Shares hereunder to repay any outstanding debt owed to any affiliate of Agent or Alternative Agent.

(pp)           Private Placement.  The Company has not sold or issued any securities that would be integrated with the offering and sale of the Shares contemplated by this Agreement pursuant to the 1933 Act or the interpretations thereof by the Commission.

Section 3.  Sale and Delivery of Shares.

(a)           Subject to the terms and conditions set forth herein, the Company agrees to issue and sell through the Agent acting as sales agent from time to time, and the Agent agrees to use its commercially reasonable efforts to sell as sales agent for the Company, the Shares.  Sales of the Shares, if any, through the Agent acting as sales agent will be made by means of transactions on the NYSE or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

(b)           The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Agent on any trading day, which means any day on which the Company's common stock is purchased and sold on the NYSE (each such day, a "Trading Day"), that the Company has satisfied its obligations under Section 7 of this Agreement and that the Company has instructed the Agent to make such sales.  On any Trading Day, the Company may instruct the Agent by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) as to the maximum number of Shares to be sold by the Agent on such day (in any event not in excess of the number available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold.  On any Trading Day, the Company shall sell Shares through only one of the Sales Agents, but in no event through both, and the Company shall give prior notice to the Sales Agents by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) to notify any change of the Sales Agent through whom the sale of Shares will be effected and the Company shall in no event request that Agent and an Alternative Agent sell Shares on the same day.  For the avoidance of doubt, the foregoing limitation shall not apply to sales solely to employees, officers, directors or security holders of the Company or its subsidiaries, or in connection with the Purchase Agreement dated March 29, 2012 entered into by the Company in connection with the amendment of the Nordea facility (the "Purchase Agreement"), or to a trustee or other person acquiring such securities for the accounts of such persons in which either of the Sales Agents is acting for the Company in a capacity other than as Agent under the Sales Agreements, any Terms Agreement or any Alternative Terms Agreement. Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell as sales agent all of the Shares so designated by the Company.  The Company and the Agent each acknowledge and agree that (A) there can be no assurance that the Agent will be successful in selling the Shares, (B) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required by this Agreement, and (C) the Agent shall be under no obligation to purchase Shares on a principal basis except as otherwise specifically agreed by the Agent and the Company pursuant to a Terms Agreement.  In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will control.

(c)           Notwithstanding the foregoing, the Company shall not authorize the issuance and sale of, and the Agent as sales agent shall not be obligated to use its commercially reasonable efforts to sell, any Shares (i) at a price lower than the minimum price therefor authorized from time to time, (ii) in a number or with an aggregate gross sales price in excess of the number or gross sales price, as the case may be, of Shares authorized from time to time to be issued and sold under the Sales Agreements, in each case, by the Company's board of directors, or a duly authorized committee thereof, or (iii) in a number in excess of the number of Shares approved for listing on the NYSE, and in each case notified to the Agent in writing; provided, however, that clause (iii) of this subsection (c) shall not apply until the earlier of (x) the approval for listing of the Shares on the NYSE or (y) three business days after the date hereof.  In addition, the Company or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged), suspend the offering of the Shares pursuant to this Agreement for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)           The gross sales price of any Shares sold pursuant to this Agreement by the Agent acting as sales agent of the Company shall be the market price prevailing at the time of sale for shares of the Company's Common Stock sold by the Agent on the NYSE or otherwise, at prices relating to prevailing market prices or at negotiated prices.  The compensation payable to the Agent for sales of Shares shall be 2.5% of the gross sales price of the Shares sold pursuant to this Agreement.  The Company may sell Shares to the Agent as principal at a price agreed upon at the relevant Applicable Time and pursuant to a separate Terms Agreement. The remaining proceeds, after further deduction for any transaction fees and expenses, transfer taxes or similar taxes or fees imposed by any governmental, regulatory or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the "Net Proceeds").  The Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be required with an itemization of such deductions.   Notwithstanding the foregoing, in the event the Company engages the Agent for a sale of Shares that would constitute a "distribution," within the meaning of Rule 100 of Regulation M under the 1934 Act, the Company and the Agent will agree to compensation that is customary for the Agent with respect to such transactions.

(e)           The Agent shall provide written confirmation to the Company following the close of trading on the NYSE each day in which Shares are sold under this Agreement setting forth the number of Shares sold on such day, the aggregate gross sales proceeds of the Shares, the aggregate Net Proceeds to the Company and the aggregate compensation payable by the Company to the Agent with respect to such sales.

(f)           Under no circumstances shall the aggregate gross sales price or number, as the case may be, of Shares sold pursuant to the Sales Agreements, any Terms Agreement and any Alternative Terms Agreement exceed the aggregate gross sales price or number, as the case may be, of Shares of Common Stock (i) set forth in the preamble paragraph of this Agreement, (ii) available for issuance under the Prospectus and the then currently effective Registration Statement, (iii) authorized from time to time to be issued and sold under the Sales Agreements, any Terms Agreement or any Alternative Terms Agreement by the Company's board of directors, or a duly authorized committee thereof or (iv) approved for listing on the NYSE; provided, however, that clause (iv) of this subsection (f) shall not apply until the earlier of (x) the approval for listing of the Shares on the NYSE or (y) three business days after the date hereof. In addition, under no circumstances shall any Shares be sold at a price lower than the minimum price therefor authorized from time to time by the Company's board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.

(g)            Intentionally left blank.

(h)           Settlement for sales of Shares pursuant to this Section 2 will occur on the third business day that is also a Trading Day following the trade date on which such sales are made, unless another date shall be agreed to by the Company and the Agent (each such day, a "Settlement Date").  On each Settlement Date, the Shares sold through the Agent for settlement on such date shall be delivered by the Company to the Agent against payment of the Net Proceeds from the sale of such Shares.  Settlement for all Shares shall be effected by book-entry delivery of Shares to the Agent's account at The Depository Trust Company against payments by the Agent of the Net Proceeds from the sale of such Shares in same day funds delivered to an account designated by the Company.  If the Company shall default on its obligation to deliver Shares on any Settlement Date, the Company shall (i) indemnify and hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay the Agent any commission to which it would otherwise be entitled absent such default.  If the Agent breaches this Agreement by failing to deliver the applicable Net Proceeds on any Settlement Date for Shares delivered by the Company, the Agent will pay the Company interest based on the effective overnight federal funds rate until such proceeds, together with such interest, have been fully paid.

(i)           Notwithstanding any other provision of this Agreement any Terms Agreement and any Alternative Terms Agreement, the Company and the Agent agree that no sales of Shares shall take place, and the Company shall not request the sale of any Shares that would be sold, and the Agent shall not be obligated to sell, during the period beginning 16 days after the termination of a calendar quarter and ending on the opening of the second Trading Day following the public release of quarterly or annual financial results, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information; provided that, unless otherwise agreed between the Company and the Agent, for purposes of this paragraph (i) such period shall be deemed to end on the second Trading Day following the date on which the Company's next subsequent Annual Report on Form 20-F or Report on Form 6-K containing interim financial statements (which are incorporated by reference into the registration statement), as the case may be, is filed with the Commission.

(j)           At each Applicable Time, Settlement Date, Registration Amendment Date and each Company Periodic Report Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.  Any obligation of the Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 7 of this Agreement.

Section 4.  Covenants.   The Company agrees with the Agent:

(a)           During any period when the delivery of a prospectus is required in connection with the offering or sale of Shares (whether physically or through compliance with Rule 153  or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act), (i) to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to any Settlement Date which shall be reasonably disapproved by the Agent promptly after reasonable notice thereof and to advise the Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Agent with copies thereof, (ii)  to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the 1933 Act, (iii) to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act, (iv) to advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the form of the Registration Statement or the Prospectus or for additional information, and (v) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectus in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such reasonable steps as may be necessary to permit offers and sales of the Shares by the Agent, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company's expense (references in this Agreement to the Registration Statement shall include any such amendment or new registration statement).

(b)           Promptly from time to time to take such action as the Agent may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the sale of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction; and to promptly advise the Agent of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(c)           During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, the Company will make available to the Agent, as soon as practicable after the execution of this Agreement, and thereafter from time to time furnish to the Agent, copies of the most recent Prospectus in such quantities and at such locations as the Agent may reasonably request for the purposes contemplated by the 1933 Act.  During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the 1934 Act any document incorporated by reference in the Prospectus in order to comply with the 1933 Act or the 1934 Act, to notify the Agent and to file such document and to prepare and furnish without charge to the Agent as many written and electronic copies as the Agent may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance.

(d)           To make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), an earnings statement of the Company and its Subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

(e)           To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the 1933 Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act.

(f)           To use the Net Proceeds received by it from the sale of the Shares pursuant to this Agreement, any Terms Agreement and any Alternative Terms Agreement in the manner specified in the General Disclosure Package.

(g)           In connection with the offering and sale of the Shares, the Company will file with the NYSE all documents and notices, and make all certifications, required by the NYSE of companies that have securities that are listed on the NYSE, and will use it commercially reasonable efforts to maintain such listing.

(h)           To not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares.

(i)           At each Applicable Time, each Settlement Date, each Registration Statement Amendment Date (as defined below), each Company Earnings Report Date (as defined below) and each Company Periodic Report Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.  In each Annual Report on Form 20-F or Report on Form 6-K (containing financial statements, supporting schedules or other financial data and incorporated by reference into the registration statement) filed by the Company in respect of any quarter in which sales of Shares were made by or through the Agent under this Agreement, any Terms Agreement and any Alternative Terms Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a "Company Periodic Report Date"), the Company shall set forth with regard to such quarter the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Shares pursuant to this Agreement, any Terms Agreement and any Alternative Terms Agreement.

(j)           Upon commencement of the offering of Shares under this Agreement, on the first day of each of the Company's fiscal quarters, and promptly after each (i) date the Registration Statement or the Prospectus shall be amended or supplemented (other than (1) by an amendment or supplement providing solely for the determination of the terms of the Shares, (2) in connection with the filing of a prospectus supplement that contains solely the information set forth in Section 4(i), (3) in connection with the filing of any reports on Form 6-K (other than any reports on Form 6-K which contain financial statements, supporting schedules or other financial data, and are incorporated by reference into the registration statement), (4) any announcements in connection with the Purchase Agreement or securities issued under the Purchase Agreement or (5) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a "Registration Statement Amendment Date"), (ii) date on which a report on Form 6-K shall be furnished by the Company in respect of a public disclosure of material non-public information regarding the Company's results of operations or financial condition for a completed quarterly or annual fiscal period (a "Company Earnings Report Date") and (iii) each Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will furnish or cause to be furnished forthwith to the Agent a certificate dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document or such other appropriate date, as the case may be, in a form reasonably satisfactory to the Agent to the effect that the statements contained in the certificate referred to in Section 7(g) of this Agreement which were last furnished to the Agent are true and correct at the time of such amendment, supplement or filing, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 7(g), but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such certificate. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, "promptly" shall be deemed to be on or prior to the next succeeding Applicable Time.

(k)           On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 3(b), on the first day of each of the Company's fiscal quarters thereafter, and promptly after each (i) Registration Statement Amendment Date, (ii) Company Earnings Report Date, and (iii) Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will furnish or cause to be furnished to the Agent and to counsel to the Agent the written opinion and letter of each Company counsel or other counsel reasonably satisfactory to the Agent, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, of the same tenor as the opinions and letters referred to in Section 7(c) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such opinion and letter or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish such Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(l)           Upon commencement of the offering of Shares under this Agreement and promptly after each (i) Registration Statement Amendment Date, and (ii) Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will cause the Independent Accountant, or other independent accountants reasonably satisfactory to the Agent, to furnish to the Agent a letter, dated the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be, in form reasonably satisfactory to the Agent and its counsel, of the same tenor as the letter referred to in Section 7(e) hereof, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the date of such letter. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(m)           The Company consents to the Agent's trading in the Company's Common Stock for the Agent's own account and for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement.

(n)           If, to the knowledge of the Company, all filings required by Rule 424 in connection with this offering shall not have been made or if the information that is required to be included in a filing under Rule 424 has not been incorporated by reference in the Registration Statement, or the representations in Section 2(a) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares.

(o)           The Company will cooperate timely with any reasonable due diligence review conducted by the Agent or its counsel from time to time in connection with the transactions contemplated hereby, including, without limitation, and upon reasonable notice providing information and making available documents and appropriate corporate officers, during regular business hours and at the Company's principal offices, as the Agent may reasonably request.

(p)           During a period of 90 days from the date of this Agreement, the Company will not, without the prior written consent of the Agent, (x) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the 1933 Act, a registration statement on Form S-8 or a post-effective amendment to the Registration Statement) or (y) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (x) or (y) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed in this Section 4(p) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The first sentence of this paragraph shall not apply to (V) the Shares to be offered and sold through the Agent pursuant to this Agreement, (X) Common Stock to be issued upon the conversion of convertible securities, including but not limited to Common Stock to be issued upon conversion of any warrants, issued under the Purchase Agreement, (Y) Common Stock to be issued under the Purchase Agreement and (Z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(q)           Subject to Section 4(p) of this Agreement, the Company will not, without (i) giving the Agent at least five business days' prior written notice specifying the nature of the proposed sale and the date of such proposed sale and (ii) the Agent's suspending activity under this program for such period of time as requested by the Company or as deemed appropriate by the Agent in light of the proposed sale, (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for or repayable with Common Stock, or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the 1933 Act, a registration statement on Form S-8 or post-effective amendment to the Registration Statement) or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (V) the Shares to be offered and sold through the Agent pursuant to this Agreement, (X) Common Stock to be issued upon the conversion of convertible securities, including but not limited to Common Stock to be issued upon conversion of any warrants, issued under the Purchase Agreement, (Y) Common Stock to be issued under the Purchase Agreement and (Z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(r)           If immediately prior to the third anniversary (the "Renewal Deadline") of the initial effective date of the Registration Statement, any of the Shares remain unsold and this Agreement has not been terminated for any reason, the Company will, prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new shelf registration statement relating to the Shares, in a form satisfactory to the Agent and will use its best efforts to cause such registration statement to be declared effective within 90 days after the Renewal Deadline.  The Company will take all other action necessary or appropriate to permit the issuance and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares.  References in this Agreement to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.

Section 5.  Free Writing Prospectus.

(a)           (a)           The Company represents and agrees that without the prior consent of the Agent, it has not made and will not make any offer relating to the Shares (which are to be sold pursuant hereto) that would constitute a "free writing prospectus" as defined in Rule 405 under the 1933 Act; and

(ii)           the Agent represents and agrees that, without the prior consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus required to be filed with the Commission.

(b)           The Company has complied and will comply with the requirements of Rule 433 under the 1933 Act applicable to any Issuer Free Writing Prospectus (including any free writing prospectus identified in Section 5(a) hereof), including timely filing with the Commission or retention where required and legending.

Section 6.  Payment of Expenses.

(a)           The Company covenants and agrees with the Agent that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the 1933 Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectus, Prospectus Supplement, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Agents; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 4(b) hereof; (iv) any filing fees incident to any required review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Shares; (v) all fees and expenses in connection with listing the Shares on the NYSE; (vi) the cost of preparing the Shares; (vii) the costs and charges of any transfer agent or registrar or any dividend distribution agent; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agent will pay all of its own costs and expenses, including the fees of its counsel, transfer taxes on resale of any of the Shares by it, and any advertising expenses connected with any offers it may make.

(b)           If the lesser of (i) an aggregate of 1,000,000 Shares or (ii) a lesser number of Shares having an aggregate offering price of $10,000,000 have not been offered and sold under this Agreement by September 30, 2012 (or such earlier date on which the Company terminates this Agreement), the Company shall reimburse the Agent for all of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of a single counsel for the Agent incurred by it in connection with the offering contemplated by this Agreement.

Section 7.  Conditions of Agent's Obligation.  The obligations of the Agent hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of the Company herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof are true and correct as of the time of the execution of this Agreement, and as of each Registration Statement Amendment Date, Company Earnings Report Date, Company Periodic Report Date, Applicable Time and Settlement Date, to the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)           The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the 1933 Act on or prior to the date hereof and in accordance with Section 4(a) hereof, any other material required to be filed by the Company pursuant to Rule 433(d) under the 1933 Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Agent.

(b)           On every date specified in Section 4(k) hereof, Morgan, Lewis & Bockius LLP, counsel for the Agent, shall have furnished to the Agent such written opinion or opinions, dated as of such date, with respect to such matters as the Agent may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(c)           On every date specified in Section 4(k) hereto, the Agent shall have received favorable opinions (or, in lieu thereof and as provided for in Section 4(k), a reliance letter from counsel), each dated as of such date, in form and substance satisfactory to counsel for the Agent, of Seward & Kissel LLP, Liberian and U.S. counsel for the Company, or other counsel satisfactory to the Agent, to the effect set forth in Exhibit A-1 and A-2 , and to such further effect as counsel for the Agent may reasonably request.

(d)           On or prior to the first Settlement Date, the Agent shall have received

(A)           favorable opinions, each dated as of such date, in form and substance satisfactory to counsel for the Agent, of each of the counsel to the Company in Greece, to the effect set forth in Exhibit A-3 hereto, in the Republic of the Marshall Islands and Liberia, to the effect set forth in Exhibit A-4, and for the Republic of the Marshall Islands and Panama, to the effect set forth in Exhibit A-5, and to such further effect as counsel for the Agent may reasonably request;

(B)           certificates of ownership and encumbrance, transcript of register, or equivalent documentation for each Owned Vessel flagged in Malta or the Bahamas certifying that the vessel is duly and validly registered as a vessel in the sole ownership of the Owning Entity of such vessel as on Schedule 1.

(e)           On every date specified in Section 4(l) hereof, the independent accountants of the Company who have certified the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement shall have furnished to the Agent (i) a letter dated as of the date of delivery thereof and addressed to the Agent in form and substance reasonably satisfactory to the Agent and its counsel, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement, or (ii) for the purposes of the letters to be delivered on such other dates as the Agent shall reasonably request, in lieu of the letter referred to in clause (i) of this Section 7(e), a letter as of such date confirming, as of such date, the statements made in the letter furnished upon commencement of the offering of Shares under this Agreement pursuant to this Section 7(e).

(f)           On the first Settlement Date, the Agent shall have received from the Independent Accountant a letter, dated as of such Settlement Date, to the effect that they reaffirm the statements made in the letter furnished upon commencement of the offering of Shares under this Agreement pursuant to Section 7(e) hereof.

(g)           (i) Upon commencement of the offering of Shares under this Agreement, the Company will furnish or cause to be furnished promptly to the Agent a certificate of an officer in a form satisfactory to the Agent stating the minimum price for the sale of such Shares pursuant to this Agreement and the maximum number of Shares that may be issued and sold pursuant to this Agreement or, alternatively, maximum gross proceeds from such sales, as authorized from time to time by the Company's board of directors or a duly authorized committee thereof or, which certificate may be amended by the Company upon the delivery of the instructions contemplated by Section 3(b) of this Agreement and (ii) on each date specified in Section 4(j) and on such other dates as the Agent shall reasonably request, the Agent shall have received a certificate of the chief executive officer or chief financial officer of the Company to the effect that (A) there has been no Material Adverse Effect since the date as of which information is given in the Prospectus as then amended or supplemented, (B) the representations and warranties in Section 2 hereof are true and correct as of such date as though made at and as of such date, and (C) the Company has complied with all of the agreements entered into in connection with the transaction contemplated herein and satisfied all conditions on its part to be performed or satisfied.

(h)           Prior to the filing of the Prospectus Supplement, the Agent shall have received an agreement dated as of the date of this Agreement substantially in the form of Exhibit B hereto signed by the persons listed on Schedule 2 hereto.

(i)           Since the date of the latest audited financial statements then included or incorporated by reference in the Prospectus and the Disclosure Package, no Material Adverse Effect shall have occurred.

(j)           The Company shall have complied with the provisions of Section 4(c) hereof with respect to the timely furnishing of prospectuses.

(k)           On such dates as reasonably requested by the Agent, the Company shall have conducted due diligence sessions, in form and substance satisfactory to the Agent.

(l)           All filings with the Commission required by Rule 424 under the 1933 Act to have been filed by each Applicable Time or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).

(m)           The Shares shall have received approval for listing on the NYSE prior to the first Settlement Date.

Section 8.  Indemnification.

(a)           The Company agrees:

(i)           to indemnify and hold harmless the Agent, its directors, officers, partners, employees and agents and each person, if any, (i) who controls the Agent, within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or (ii) is under common control with the Agent, against any losses, claims, damages or liabilities, joint or several, to which they may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the 1933 Act, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; provided, however, that the Company will not be liable in any such case to the extent that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by or through the Agent specifically for use therein; and

(ii)           to reimburse the Agent and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by the Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares whether or not the Agent or such controlling person is a party to any action or proceeding.

(b)           The Agent will indemnify and hold harmless the Company, its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is controlled by or is in common control with the Company, against any losses, claims, damages or liabilities to which they may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company and any such director, officer or controlling person in connection with the investigating or defending any such loss, claim, damage, liability action or proceeding, provided, however, that the Agent will be liable in each case to the extent, but only to the extent, such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein.

(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing.  No indemnification provided for in Sections 8 (a) or (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) or (b).  In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.  Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event  (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel,  (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action.  It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties.  Such firm shall be designated in writing by the Agent in the case of parties indemnified pursuant to Sections 8(a) or (b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, the indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding.

(d)           To the extent the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Shares.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect  not only such relative benefits but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Agent.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (d), (i) the Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares sold by it to the public exceeds the amount of any damages which the Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)           Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred.  The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Agent or any person controlling the Agent, the Company, its directors or officers or any persons controlling the Company, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement.  A successor to the Agent, or any person controlling the Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

Section 9.  Representations, Warranties and Agreements to Survive Delivery.  The respective indemnities, agreements, representations, warranties and other statements of the Company and the Agent, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Agent or any controlling person of the Agent, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

Section 10.  No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (i) the Agent is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of such offering) and (ii) the Agent has not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iii) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Agent has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 11.  Termination.

(a)           The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           The Agent shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)           This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 11(a) or (b) above or otherwise by mutual agreement of the parties hereto; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect.

(d)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be.  If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 3(f) hereof.

(e)           In the case of any purchase by the Agent pursuant to a Terms Agreement, the Agent may terminate this Agreement, at any time at or prior to the Settlement Date (i) if there has been, since the time of execution of the Agreement or since the respective dates as of which information is given in the Prospectus or General Disclosure Package, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Shares or to enforce contracts for the sale of Shares, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the NYSE, or if trading generally on the American Stock Exchange or the NYSE or Nasdaq has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the Financial Industry Regulatory Authority, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

Section 12.  Notices.  All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agent shall be delivered or sent by mail, telex or facsimile transmission to:

Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005
Fax No.  (212) 797-9344
Attention:  ECM Syndicate Desk

with copies to:

Deutsche Bank Securities Inc.
60 Wall Street
New York, New York 10005
Fax No.  (212) 797-4564
Attention:  General Counsel

and

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York  10178
Fax No.  (212) 309-6001
Attention:  Stephen P. Farrell, Esq.

and if to the Company to:

Excel Maritime Carriers Ltd.
17th km National Road Athens,
Lamia & Finikos Street
145-64 Nea Kifisia, Athens, Greece
Attention:  Chief Financial Officer

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Fax No.  (212) 480-8421
Attention:  Gary J. Wolfe, Esq.

Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Section 13.  Parties.  This Agreement shall be binding upon, and inure solely to the benefit of, the Agent and the Company and, to the extent provided in Sections 8 and 9 hereof, the officers and directors of the Company and the Agent and each person who controls the Company or the Agent, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of Shares through the Agent shall be deemed a successor or assign by reason merely of such purchase. Neither party may assign or otherwise transfer this Agreement without the prior written consent of the other party; provided, however, that Agent may assign or transfer this Agreement to an affiliated broker-dealer in connection with a merger, acquisition, sale of substantially all its assets or other such corporate reorganization with such affiliate.

Section 14.  Time of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

Section 15.  Waiver of Jury Trial.  The Company and the Agent hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to jury trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 16.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS PRINCIPLES OF CONFLICTS OF LAW.

Section 17.  Jurisdiction.  The Company agrees that any suit, action or proceeding against the Company brought by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court located in the City and County of New York (a "New York Court"), and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company has appointed Seward & Kissel LLP as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Agent the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and each of the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.  Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, in any court of competent jurisdiction in the Republic of the Marshall Islands.

The provisions of this Section 17 shall survive any termination of this Agreement, in whole or in part.

Section 18.  Counterparts.  This Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.  This Agreement may be delivered by any party by facsimile or other electronic transmission.

Section 19.  Severability.  The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof.  If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Agent and the Company in accordance with its terms.

Very truly yours,

Excel Maritime Carriers Ltd.

By: __________________________
      Name:
      Title:

Accepted as of the date hereof:

Deutsche Bank Securities Inc.

By: _________________________________
      Name:
      Title:

By: ________________________________
Name:
Title:

Schedule 1
Name of Subsidiary (Owning Entity)	Country of Incorporation	Portion of Ownership Interest	Vessel Owned	Country of Vessel Registration
Lowlands Beilun Shipco LLC	Marshall Islands	100%	Lowlands Beilun	Malta
Iron Miner Shipco LLC	Marshall Islands	100%	Iron Miner	Marshall Islands
Kirmar Shipco LLC	Marshall Islands	100%	Kirmar	Marshall Islands
Iron Beauty Shipco LLC	Marshall Islands	100%	Iron Beauty	Marshall Islands
Iron Manolis Shipco LLC	Marshall Islands	100%	Iron Manolis	Marshall Islands
Iron Brooke Shipco LLC	Marshall Islands	100%	Iron Brooke	Marshall Islands
Iron Lindrew Shipco LLC	Marshall Islands	100%	Iron Lindrew	Marshall Islands
Coal Hunter Shipco LLC	Marshall Islands	100%	Coal Hunter	Marshall Islands
Pascha Shipco LLC	Marshall Islands	100%	Pascha	Marshall Islands
Coal Gypsy Shipco LLC	Marshall Islands	100%	Coal Gypsy	Marshall Islands
Iron Anne Shipco LLC	Marshall Islands	100%	Iron Anne	Marshall Islands
Iron Vassilis Shipco LLC	Marshall Islands	100%	Iron Vassilis	Marshall Islands
Iron Bill Shipco LLC	Marshall Islands	100%	Iron Bill	Marshall Islands
Santa Barbara Shipco LLC	Marshall Islands	100%	Santa Barbara	Marshall Islands
Ore Hansa Shipco LLC	Marshall Islands	100%	Ore Hansa	Marshall Islands
Iron Kalypso Shipco LLC	Marshall Islands	100%	Iron Kalypso	Marshall Islands
Iron Fuzeyya Shipco LLC	Marshall Islands	100%	Iron Fuzeyya	Marshall Islands
Iron Bradyn Shipco LLC	Marshall Islands	100%	Iron Bradyn	Marshall Islands
Grain Harvester Shipco LLC	Marshall Islands	100%	Grain Harvester	Marshall Islands
Grain Express Shipco LLC	Marshall Islands	100%	Grain Express	Marshall Islands
Iron Knight Shipco LLC	Marshall Islands	100%	Iron Knight	Marshall Islands
Coal Pride Shipco LLC	Marshall Islands	100%	Coal Pride	Marshall Islands
Iron Man Shipco LLC	Marshall Islands	Bareboat Interest	Iron Man	Marshall Islands
Coal Age Shipco LLC	Marshall Islands	Bareboat Interest	Coal Age	Marshall Islands
Fearless Shipco LLC	Marshall Islands	Bareboat Interest	Fearless I	Marshall Islands
Barbara Shipco LLC	Marshall Islands	Bareboat Interest	Barbara	Marshall Islands
Linda Leah Shipco LLC	Marshall Islands	Bareboat Interest	Linda Leah	Marshall Islands
King Coal Shipco LLC	Marshall Islands	Bareboat Interest	King Coal	Marshall Islands
Coal Glory Shipco LLC	Marshall Islands	Bareboat Interest	Coal Glory	Marshall Islands
Fianna Navigation S.A.	Liberia	100%	Isminaki	Panama
Marias Trading Inc.	Liberia	100%	Angela Star	Panama
Yasmine International Inc.	Liberia	100%	Elinakos	Panama
Tanaka Services Ltd.	Liberia	100%	Rodon	Panama
Amanda Enterprises Inc.	Liberia	100%	Happy Day	Panama
Whitelaw Enterprises Co.	Liberia	100%	Birthday	Bahamas
Candy Enterprises Inc.	Liberia	100%	Renuar	Panama
Fountain Services Ltd.	Liberia	100%	Powerful	Panama
Harvey Development Corp.	Liberia	100%	Fortezza	Panama
Teagan Shipholding S.A.	Liberia	100%	First Endeavour	Panama
Minta Holdings S.A.	Liberia	100%	July M	Panama
Odell International Ltd.	Liberia	100%	Mairouli	Panama
Ingram Limited	Liberia	100%	Emerald	Panama
Barland Holding Inc.	Liberia	100%	Attractive	Panama
Castalia Services Ltd.	Liberia	100%	Princess I	Panama
Iron Endurance Shipco LLC now renamed Sandra Shipco LLC	Marshall Islands	100%	Sandra	Marshall Islands
Christine Shipco LLC	Marshall Islands	71.4%	Christine	Marshall Islands
Hope Shipco LLC	Marshall Islands	100%	Mairaki	Marshall Islands
Magalie Investments Corp.	Liberia	100%	No Vessel
Melba Management Ltd.	Liberia	100%	No Vessel
Naia Development Corp.	Liberia	100%	No Vessel
Maryville Maritime Inc.	Liberia	100%	No Vessel
Point Holdings Ltd.	Liberia	100%	No Vessel
Centel Shipping Company Limited	Cyprus	100%	No Vessel
Thurman International Ltd.	Liberia	100%	Shareholder of Centel Shipping Company Limited (No Vessel)
Bird Acquisition Corp.	Marshall Islands	100%
Quintana Management LLC	Marshall Islands	100%

Schedule 2

List of Persons and Entities

Subject to Lock-up Agreements

Officers
Gabriel Panayotides
Pavlos Kanellopoulos
Ismini Panayotides

Directors
Frithjof Platou
Evangelos Macris
Apostolos Kontoyannis
Trevor J. Williams
Hans J. Mende

Entities
Argon S.A
Boston Industries S.A.
Tanew Holdings Inc.
Lhada Holdings Inc.

Exhibit A-1

(Intentionally Omitted)

Exhibit A-2

(Intentionally Omitted)

Exhibit A-3

(Intentionally Omitted)

Exhibit A-4

(Intentionally Omitted)

Exhibit A-5

(Intentionally Omitted)

Exhibit B

Form of Lock-Up Agreement

         , 2012

DEUTSCHE BANK SECURITIES INC.
60 Wall Street, 44th Floor
New York, New York 10005

Re:           Proposed Offering by Excel Maritime Carriers Ltd.

Ladies and Gentlemen:

Excel Maritime Carriers Ltd., a corporation organized under the laws of the Republic of Liberia (the "Company"), understands that Deutsche Bank Securities Inc. ("Deutsche Bank") and Knight Capital Americas, L.P. ("Knight Capital" and, together with Deutsche Bank, the "Agents") propose to enter into separate Sales Agreements (the "Sales Agreements") with the Company providing for the public offering of shares (the "Securities") of the Company's Class A common stock, par value $0.01 per share (the "Common Stock"), pursuant to a Registration Statement on Form F-3.  In recognition of the benefit that such an offering will confer upon the undersigned as a [stockholder, officer and director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with the Agent that, during a period of 90 days from the date of the Sales Agreement, the undersigned will not, without the prior written consent of the Agent, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed (other than a shelf registration statement under Rule 415 under the 1933 Act or a registration statement on Form S-8), any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of the Agents, provided that (1) the Agents receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee or transferee, as the case may be and (2) any such transfer shall not involve a disposition for value:

(1)  by will or intestacy, as a bona fide gift or gifts; or

(2)  to any trust or other entity for the direct or indirect benefit of, or wholly-owned by, the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin).

B-1

Notwithstanding the foregoing, if:

(1)           during the last 17 days of the 90-day lock-up period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)           prior to the expiration of the 90-day lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Agents waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the 90-day lock-up period pursuant to the previous paragraph will be delivered by the Agents to the Company (in accordance with Section 12 of the Sales Agreements) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned hereby waives, until the expiration of this agreement, any rights of the undersigned to sell any Lock-Up Securities or any other security issued by the Company pursuant to the Registration Statement and acknowledges and agrees that until the expiration of this agreement, the undersigned will not request the Company to register under the Securities Act of 1933 such Lock-Up Securities or other securities beneficially owned by the undersigned (other than a shelf registration statement under Rule 415 under the 1933 Act or a registration statement on Form S-8).

The undersigned understands and agrees that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Notwithstanding the foregoing, this agreement shall terminate and be of no further force and effect upon a decision by the Agent or the Company not to proceed with the sale of any Securities prior to the first sale of Securities under the Sales Agreements, which decision shall be set forth in writing and delivered to each of the parties hereto and to the Company.

[signature page follows]

B-2

Very truly yours,

Signature: _____________________________

Print Name: ____________________________

B-3

ANNEX I

(Intentionally Omitted)

Exhibit 1.2

EXCEL MARITIME CARRIERS LTD.

Class A
Common Stock
($0.01 par value)

SALES AGREEMENT

May 7, 2012
KNIGHT CAPITAL AMERICAS, L.P.
320 Park Avenue, 15th Floor
New York, NY 10022

Ladies and Gentlemen:

Excel Maritime Carriers Ltd., a corporation organized under the laws of the Republic of Liberia (the "Company"), wishes to confirm its agreement with Knight Capital Americas, L.P. (the "Agent"), as follows:

Section 1.  Issuance and Sale of Shares.   On the terms and subject to the conditions of this Sales Agreement (this "Agreement"), the Company may issue and sell through you from time to time, as sales agent (the "Agent"), shares (the "Shares") of the Company's Class A common stock, $0.01 par value per share (the "Common Stock"), having an aggregate offering price of up to $35,000,000 (the "Maximum Amount").  The Company agrees that whenever it determines to sell Shares directly to the Agent as principal (a "Principal Transaction"), it will enter into a separate agreement (each, a "Terms Agreement") in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement.

(a)           The Company has also entered into a Sales Agreement (the "Alternative Sales Agreement"), dated as of even date herewith, with Deutsche Bank Securities Inc. (the "Alternative Agent" and together with the Agent, the "Sales Agents").  This Agreement and the Alternative Sales Agreement are hereinafter referred to as the "Sales Agreements."  Whenever the Company determines to sell the Shares directly to the Alternative Agent as principal, it will enter into a separate agreement (each, an "Alternative Terms Agreement") in substantially the form of Annex I to the Alternative Sales Agreement.  The aggregate gross sales price of the Shares that may be sold pursuant to the Sales Agreements, any Terms Agreement and any Alternative Terms Agreement shall not exceed the aggregate gross sales price set forth in the preamble paragraph of this Agreement.

Section 2.  Representations and Warranties.  The Company represents and warrants to the Agent that as of the date of this Agreement, any applicable Registration Statement Amendment Date (as defined in Section 4 below), each Company Periodic Report Date (as defined in Section 4 below), each Applicable Time (as defined in Section 2(b) below) and each Settlement Date (as defined in Section 4 below):

1

(a)           Compliance with Registration Requirements.  The Company is a "foreign private issuer" as defined in Rule 405 under the Securities Act of 1933, as amended (the "1933 Act"). The Company's Common Stock has been registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is listed on the New York Stock Exchange (the "NYSE") under the trading symbol "EXM".  The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Securities and Exchange Commission (the "Commission").  The Company meets the requirements for the use of Form F-3 under the Securities Act.  The Company filed a registration statement on Form F-3, as amended, in respect of the Company's securities (including the Shares) on August 5, 2010 and an amendment thereto on September 1, 2010.  Such registration statement, as so amended, has become effective on September 21, 2010; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission, and no notice of objection of the Commission to the use of such form of registration statement pursuant to Rule 401(g)(2) under the 1933 Act has been received by the Company.  The base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the "Base Prospectus"; the various parts of such registration statement, including all exhibits thereto and any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the "Registration Statement"; the prospectus supplement specifically relating to the Shares prepared and filed with the Commission pursuant to Rule 424(b) under the 1933 Act is hereinafter called the "Prospectus Supplement"; the Base Prospectus, as amended and supplemented by the Prospectus Supplement, is hereinafter called the "Prospectus"; any reference herein to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act; any reference to any amendment or supplement to the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the 1933 Act and any documents filed under the 1934 Act, and incorporated therein, in each case after the date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the 1934 Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any "issuer free writing prospectus" as defined in Rule 433 under the 1933 Act relating to the Shares is hereinafter called an "Issuer Free Writing Prospectus").

(b)           No order preventing or suspending the use of the Base Prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission; the Base Prospectus and the Prospectus Supplement, at the time of filing thereof, conformed in all material respects to the requirements of the 1933 Act and the rules and regulations of the Commission thereunder (the "1933 Act Regulations") and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Prospectus and any applicable Issuer Free Writing Prospectus(es) issued at or prior to each Applicable Time, taken together (collectively, and, with respect to any Shares, together with the public offering price of such Shares, the "General Disclosure Package") as of each Applicable Time and each Settlement Date, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any applicable Issuer Free Writing Prospectus will not conflict with the information contained in the Registration Statement, the Prospectus Supplement or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the General Disclosure Package as of such Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For the purposes of this Agreement, the "Applicable Time" means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement.

2

(c)           Incorporation of Documents by Reference.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations, and, when read together with the other information in the Prospectus, (a) at the time the Registration Statement became effective, (b) at the time the Prospectus was issued and (c) on the date of this Agreement, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)           Independent Accountants.  The independent registered public accounting firm (the "Independent Accountant") whose report is included in the Company's most recent Annual Report on Form 20-F, which is included in or incorporated by reference into the Registration Statement, is a registered independent public accounting firm as required by the 1933 Act and the 1933 Act Regulations.

(e)           Financial Statements.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated Subsidiaries (as defined in Section 2(h) below) at the dates indicated and the statement of operations, stockholders' equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein.  The selected financial data and the summary financial information, if any, included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included or incorporated by reference in the Registration Statement.

(f)           No Material Adverse Change in Business.  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a "Material Adverse Effect"), (B) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, and (C)  except for regular quarterly dividends with respect to Common Stock in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(g)           Good Standing of the Company.  The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of Liberia and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(h)           Good Standing of Subsidiaries.  Each subsidiary of the Company (each a "Subsidiary" and, collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except as disclosed on Schedule I hereto and except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect; except for those liens arising under credit facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through another Subsidiary free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights, if any, of any securityholder of such Subsidiary.  The only existing Subsidiaries of the Company are listed on Schedule I hereto.

3

(i)           Capitalization.  The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption "Capitalization" (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus).  The shares of issued and outstanding Common Stock have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock was issued in violation of the preemptive or other similar rights, if any, of any securityholder of the Company.  The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock from the NYSE, nor has the Company received any notification that the Commission or the NYSE is contemplating terminating such registration or listing.

(j)           Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(k)           Authorization and Description of Securities.  The Shares have been duly authorized and reserved for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Common Stock conforms to all statements relating thereto contained in the Prospectus and such description conforms to the rights set forth in the instruments defining the same; no holder of the Shares will be subject to personal liability by reason of being such a holder; and the issuance of the Shares is not subject to any preemptive or other similar rights of any securityholder of the Company.

(l)           Absence of Defaults and Conflicts.  Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject (collectively, "Agreements and Instruments") except for such defaults that would not result in a Material Adverse Effect or have been waived by a party authorized to issue such waiver or described in the Registration Statement or Prospectus; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Prospectus under the caption "Use of Proceeds") and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any Subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations.  As used herein, a "Repayment Event" means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right under the terms of  such note, debenture or other evidence of indebtedness to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

(m)           Absence of Labor Dispute.  No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary's principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(n)           Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, U.S. domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary, which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which might result in a Material Adverse Effect, or which might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the Company does not expect that the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, could result in a Material Adverse Effect.

4

(o)           Accuracy of Exhibits.  There are no contracts or documents which are required to be described in the Registration Statement, the Prospectus or the documents incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(p)           Possession of Intellectual Property.  The Company and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, "Intellectual Property") necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(q)           Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. domestic or foreign court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws.

(r)           Absence of Manipulation.  Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares. The foregoing shall not include any actions taken by the Agent.

(s)           Possession of Licenses and Permits.  The Company and its Subsidiaries possess all such permits, licenses, approvals, consents and other authorizations (collectively, "Governmental Licenses") issued by the appropriate federal, state, local or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by them, except where the failure to so possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(t)           Title to Property.  Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, neither the Company nor any of its Subsidiaries owns any interest in real property.  The Company and its Subsidiaries have good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Registration Statement, the Prospectus and the General Disclosure Package or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases, subleases and charterparties material to the business of the Company and its Subsidiaries, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the Prospectus and the General Disclosure Package, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased, subleased or chartered property under any such lease, sublease or charterparty.

(u)           Investment Company Act.  The Company is not required, and upon the issuance of the Shares as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

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(v)           Environmental Laws.  Except as described in the Registration Statement, the Prospectus and the General Disclosure Package, and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including, without limitation, (i) the applicable regulations and standards adopted by the International Maritime Organization, and (ii) any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, "Hazardous Materials") or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, "Environmental Laws"), (B) the Company and its Subsidiaries have all permits, licenses, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(w)           Registration Rights.  Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, there are no persons with registrations rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

(x)           Accounting Controls and Disclosure Controls.  (A)  The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences and (v) the interactive data in eXtensible Business Reporting Language included as an exhibit to the Registration Statement is accurate.  Since the end of the Company's most recent audited fiscal year, there has been (1) no material weakness in the Company's internal control over financial reporting (whether or not remediated) and (2) no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

(B)           The Company and its consolidated Subsidiaries employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and is accumulated and communicated to the Company's management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(y)           No Commissions.  Except as described in the Prospectus, neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated by this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Agent for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.

(z)           Deemed Representation.  Any certificate signed by any officer of the Company delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby as of the date or dates indicated in such certificate.

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(aa)           Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company's directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to the Company (the "Sarbanes-Oxley Act"), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(bb)           Payment of Taxes.  All United States federal income tax returns of the Company and its Subsidiaries required by law to be filed have been filed or extensions have been obtained and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided.  The United States federal income tax returns of the Company through the fiscal year ended December 31, 2008 have been filed and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(cc)           PFIC Status.  The Company believes that it did not qualify as a "passive foreign investment company" ("PFIC") within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year, if any, and believes that it is not likely to qualify as a PFIC in its current or a subsequent taxable year.

(dd)           XBRL.  The interactive data in eXtensbile Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission's rules and guidelines applicable thereto.

(ee)           Insurance.  The Company and its Subsidiaries carry or are entitled to the benefits of insurance in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The term "insurance" shall include a mutual protection and indemnity association or club.  The Company has no reason to believe that any insurer providing coverage to the Company or a Subsidiary is not financially sound or that it or any subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire, or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Effect.  Neither of the Company nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

(ff)           Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate.

(gg)           Foreign Corrupt Practices Act.  Neither the Company nor any of its  Subsidiaries, to the knowledge of the Company, any director, officer, agent (which term shall not include the Agent), employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and its Subsidiaries, and, to the knowledge of the Company, its and their affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(hh)           Money Laundering Laws.  The operations of the Company and its Subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii)           OFAC.  Neither the Company nor any of its Subsidiaries nor to the knowledge of the Company, any director, officer, agent (which term shall not include the Agent), employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(jj)           Vessels.  (A)  All of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus, except for the vessels which the Company or a Subsidiary has contracted to acquire or to have constructed, are owned directly by Subsidiaries; each of the vessels listed on Schedule 1 hereto and specified as being owned (the "Owned Vessels") by a Subsidiary except for the vessels, if any, which the Company or a Subsidiary has contracted to acquire or to have constructed has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule 1 in the sole ownership of the Subsidiary set forth opposite its name on Schedule 1 and no other action is necessary to establish and perfect such entity's title to and interest in such vessel as against any charterer or third party; each such Subsidiary has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under credit facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.

(B)           Each Owned Vessel is operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any governmental authority or agency, classification society or insurer applicable to the respective vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each applicable subsidiary are qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(C)           Each Owned Vessel is classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas, Bureau Veritas, Nippon Kaiji Kyokai or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is in class with valid class and trading certificates, without any overdue recommendations.

(kk)           Issuer Taxes.  Assuming that the applicable Sales Agent is not a citizen or resident of the Republic of Greece or the Republic of Liberia or is carrying on business or conducting transactions in the Republic of Greece and the Republic of Liberia.

(A)           There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of Liberia or Greece, or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale and delivery of Shares pursuant hereto.

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(B)           No capital gains, income, withholding or other taxes are payable by or on behalf of the Agent to the Republic of Liberia or Greece, or to any political subdivision or taxing authority of either thereof or therein connection with the sale and delivery by the Company of the Shares or the sale and delivery by the Agent of the Shares.

(ll)           Immunity.  Neither the Company nor any of its properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of Liberia, the Marshall Islands, Cyprus or Greece, or any political subdivisions thereof.

(mm)           ERISA.  (1) The Company and its Subsidiaries are in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder ("ERISA"); (2) no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Corporation or its Subsidiaries would have any material liability, excluding any reportable event for which a waiver could apply; (3) none of the Company or its Subsidiaries expects to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan" or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended (the "Code"); and (4) each "pension plan" that is subject to Title IV of ERISA, if any, for which the Company or its Subsidiaries would have any liability that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be so qualified, and nothing has occurred, whether by action or by failure to act, that would reasonably be expected to cause the loss of such qualification.

(nn)           Certain Relationships and Related Transactions.  No material relationship, direct or indirect, exists between or among any of the Company or its Subsidiaries, on the one hand, and the directors, officers, stockholders, affiliates, customers or suppliers of any of the Company or its Subsidiaries, on the other hand, that is required to be described in the Prospectus but is not so described.

(oo)           Lending Relationship.  Except as disclosed in the Registration Statement, the Prospectus and the General Disclosure Package, none of the Company or its Subsidiaries (i) to the knowledge of the Company, have any material lending or other material relationship with any bank or lending affiliate of Agent or Alternative Agent  or (ii) intend to use any of the proceeds of any sale of Shares hereunder to repay any outstanding debt owed to any affiliate of Agent or Alternative Agent.

(pp)           Private Placement.  The Company has not sold or issued any securities that would be integrated with the offering and sale of the Shares contemplated by this Agreement pursuant to the 1933 Act or the interpretations thereof by the Commission.

Section 3.  Sale and Delivery of Shares.

(a)           Subject to the terms and conditions set forth herein, the Company agrees to issue and sell through the Agent acting as sales agent from time to time, and the Agent agrees to use its commercially reasonable efforts to sell as sales agent for the Company, the Shares.  Sales of the Shares, if any, through the Agent acting as sales agent will be made by means of transactions on the NYSE or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

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(b)           The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Agent on any trading day, which means any day on which the Company's common stock is purchased and sold on the NYSE (each such day, a "Trading Day"), that the Company has satisfied its obligations under Section 7 of this Agreement and that the Company has instructed the Agent to make such sales.  On any Trading Day, the Company may instruct the Agent by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) as to the maximum number of Shares to be sold by the Agent on such day (in any event not in excess of the number available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold.  On any Trading Day, the Company shall sell Shares through only one of the Sales Agents, but in no event through both, and the Company shall give prior notice to the Sales Agents by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) to notify any change of the Sales Agent through whom the sale of Shares will be effected and the Company shall in no event request that Agent and an Alternative Agent sell Shares on the same day.  For the avoidance of doubt, the foregoing limitation shall not apply to sales solely to employees, officers, directors or security holders of the Company or its subsidiaries, or in connection with the Purchase Agreement dated March 29, 2012 entered into by the Company in connection with the amendment of the Nordea facility (the "Purchase Agreement"), or to a trustee or other person acquiring such securities for the accounts of such persons in which either of the Sales Agents is acting for the Company in a capacity other than as Agent under the Sales Agreements, any Terms Agreement or any Alternative Terms Agreement. Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell as sales agent all of the Shares so designated by the Company.  The Company and the Agent each acknowledge and agree that (A) there can be no assurance that the Agent will be successful in selling the Shares, (B) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required by this Agreement, and (C) the Agent shall be under no obligation to purchase Shares on a principal basis except as otherwise specifically agreed by the Agent and the Company pursuant to a Terms Agreement.  In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will control.

(c)           Notwithstanding the foregoing, the Company shall not authorize the issuance and sale of, and the Agent as sales agent shall not be obligated to use its commercially reasonable efforts to sell, any Shares (i) at a price lower than the minimum price therefor authorized from time to time, (ii) in a number or with an aggregate gross sales price in excess of the number or gross sales price, as the case may be, of Shares authorized from time to time to be issued and sold under the Sales Agreements, in each case, by the Company's board of directors, or a duly authorized committee thereof, or (iii) in a number in excess of the number of Shares approved for listing on the NYSE, and in each case notified to the Agent in writing; provided, however, that clause (iii) of this subsection (c) shall not apply until the earlier of (x) the approval for listing of the Shares on the NYSE or (y) three business days after the date hereof.  In addition, the Company or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged), suspend the offering of the Shares pursuant to this Agreement for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)           The gross sales price of any Shares sold pursuant to this Agreement by the Agent acting as sales agent of the Company shall be the market price prevailing at the time of sale for shares of the Company's Common Stock sold by the Agent on the NYSE or otherwise, at prices relating to prevailing market prices or at negotiated prices.  The compensation payable to the Agent for sales of Shares shall be 2.5% of the gross sales price of the Shares sold pursuant to this Agreement.  The Company may sell Shares to the Agent as principal at a price agreed upon at the relevant Applicable Time and pursuant to a separate Terms Agreement. The remaining proceeds, after further deduction for any transaction fees and expenses, transfer taxes or similar taxes or fees imposed by any governmental, regulatory or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the "Net Proceeds").  The Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be required with an itemization of such deductions.   Notwithstanding the foregoing, in the event the Company engages the Agent for a sale of Shares that would constitute a "distribution," within the meaning of Rule 100 of Regulation M under the 1934 Act, the Company and the Agent will agree to compensation that is customary for the Agent with respect to such transactions.

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(e)           The Agent shall provide written confirmation to the Company following the close of trading on the NYSE each day in which Shares are sold under this Agreement setting forth the number of Shares sold on such day, the aggregate gross sales proceeds of the Shares, the aggregate Net Proceeds to the Company and the aggregate compensation payable by the Company to the Agent with respect to such sales.

(f)           Under no circumstances shall the aggregate gross sales price or number, as the case may be, of Shares sold pursuant to the Sales Agreements, any Terms Agreement and any Alternative Terms Agreement exceed the aggregate gross sales price or number, as the case may be, of Shares of Common Stock (i) set forth in the preamble paragraph of this Agreement, (ii) available for issuance under the Prospectus and the then currently effective Registration Statement, (iii) authorized from time to time to be issued and sold under the Sales Agreements, any Terms Agreement or any Alternative Terms Agreement by the Company's board of directors, or a duly authorized committee thereof or (iv) approved for listing on the NYSE; provided, however, that clause (iv) of this subsection (f) shall not apply until the earlier of (x) the approval for listing of the Shares on the NYSE or (y) three business days after the date hereof. In addition, under no circumstances shall any Shares be sold at a price lower than the minimum price therefor authorized from time to time by the Company's board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.

(g)            Intentionally left blank.

(h)           Settlement for sales of Shares pursuant to this Section 2 will occur on the third business day that is also a Trading Day following the trade date on which such sales are made, unless another date shall be agreed to by the Company and the Agent (each such day, a "Settlement Date").  On each Settlement Date, the Shares sold through the Agent for settlement on such date shall be delivered by the Company to the Agent against payment of the Net Proceeds from the sale of such Shares.  Settlement for all Shares shall be effected by book-entry delivery of Shares to the Agent's account at The Depository Trust Company against payments by the Agent of the Net Proceeds from the sale of such Shares in same day funds delivered to an account designated by the Company.  If the Company shall default on its obligation to deliver Shares on any Settlement Date, the Company shall (i) indemnify and hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay the Agent any commission to which it would otherwise be entitled absent such default.  If the Agent breaches this Agreement by failing to deliver the applicable Net Proceeds on any Settlement Date for Shares delivered by the Company, the Agent will pay the Company interest based on the effective overnight federal funds rate until such proceeds, together with such interest, have been fully paid.

(i)           Notwithstanding any other provision of this Agreement any Terms Agreement and any Alternative Terms Agreement, the Company and the Agent agree that no sales of Shares shall take place, and the Company shall not request the sale of any Shares that would be sold, and the Agent shall not be obligated to sell, during the period beginning 16 days after the termination of a calendar quarter and ending on the opening of the second Trading Day following the public release of quarterly or annual financial results, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information; provided that, unless otherwise agreed between the Company and the Agent, for purposes of this paragraph (i) such period shall be deemed to end on the second Trading Day following the date on which the Company's next subsequent Annual Report on Form 20-F or Report on Form 6-K containing interim financial statements (which are incorporated by reference into the registration statement), as the case may be, is filed with the Commission.

(j)           At each Applicable Time, Settlement Date, Registration Amendment Date and each Company Periodic Report Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.  Any obligation of the Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 7 of this Agreement.

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Section 4.  Covenants.   The Company agrees with the Agent:

(a)           During any period when the delivery of a prospectus is required in connection with the offering or sale of Shares (whether physically or through compliance with Rule 153  or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act), (i) to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to any Settlement Date which shall be reasonably disapproved by the Agent promptly after reasonable notice thereof and to advise the Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Agent with copies thereof, (ii)  to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the 1933 Act, (iii) to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act, (iv) to advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the form of the Registration Statement or the Prospectus or for additional information, and (v) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectus in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such reasonable steps as may be necessary to permit offers and sales of the Shares by the Agent, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company's expense (references in this Agreement to the Registration Statement shall include any such amendment or new registration statement).

(b)           Promptly from time to time to take such action as the Agent may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the sale of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction; and to promptly advise the Agent of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(c)           During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, the Company will make available to the Agent, as soon as practicable after the execution of this Agreement, and thereafter from time to time furnish to the Agent, copies of the most recent Prospectus in such quantities and at such locations as the Agent may reasonably request for the purposes contemplated by the 1933 Act.  During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the 1934 Act any document incorporated by reference in the Prospectus in order to comply with the 1933 Act or the 1934 Act, to notify the Agent and to file such document and to prepare and furnish without charge to the Agent as many written and electronic copies as the Agent may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance.

(d)           To make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), an earnings statement of the Company and its Subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

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(e)           To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the 1933 Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act.

(f)           To use the Net Proceeds received by it from the sale of the Shares pursuant to this Agreement, any Terms Agreement and any Alternative Terms Agreement in the manner specified in the General Disclosure Package.

(g)           In connection with the offering and sale of the Shares, the Company will file with the NYSE all documents and notices, and make all certifications, required by the NYSE of companies that have securities that are listed on the NYSE, and will use it commercially reasonable efforts to maintain such listing.

(h)           To not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares.

(i)           At each Applicable Time, each Settlement Date, each Registration Statement Amendment Date (as defined below), each Company Earnings Report Date (as defined below) and each Company Periodic Report Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.  In each Annual Report on Form 20-F or Report on Form 6-K (containing financial statements, supporting schedules or other financial data and incorporated by reference into the registration statement) filed by the Company in respect of any quarter in which sales of Shares were made by or through the Agent under this Agreement, any Terms Agreement and any Alternative Terms Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a "Company Periodic Report Date"), the Company shall set forth with regard to such quarter the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Shares pursuant to this Agreement, any Terms Agreement and any Alternative Terms Agreement.

(j)           Upon commencement of the offering of Shares under this Agreement, on the first day of each of the Company's fiscal quarters, and promptly after each (i) date the Registration Statement or the Prospectus shall be amended or supplemented (other than (1) by an amendment or supplement providing solely for the determination of the terms of the Shares, (2) in connection with the filing of a prospectus supplement that contains solely the information set forth in Section 4(i), (3) in connection with the filing of any reports on Form 6-K (other than any reports on Form 6-K which contain financial statements, supporting schedules or other financial data, and are incorporated by reference into the registration statement), (4) any announcements in connection with the Purchase Agreement or securities issued under the Purchase Agreement or (5) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a "Registration Statement Amendment Date"), (ii) date on which a report on Form 6-K shall be furnished by the Company in respect of a public disclosure of material non-public information regarding the Company's results of operations or financial condition for a completed quarterly or annual fiscal period (a "Company Earnings Report Date") and (iii) each Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will furnish or cause to be furnished forthwith to the Agent a certificate dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document or such other appropriate date, as the case may be, in a form reasonably satisfactory to the Agent to the effect that the statements contained in the certificate referred to in Section 7(g) of this Agreement which were last furnished to the Agent are true and correct at the time of such amendment, supplement or filing, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 7(g), but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such certificate. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, "promptly" shall be deemed to be on or prior to the next succeeding Applicable Time.

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(k)           On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to Section 3(b), on the first day of each of the Company's fiscal quarters thereafter, and promptly after each (i) Registration Statement Amendment Date, (ii) Company Earnings Report Date, and (iii) Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will furnish or cause to be furnished to the Agent and to counsel to the Agent the written opinion and letter of each Company counsel or other counsel reasonably satisfactory to the Agent, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, of the same tenor as the opinions and letters referred to in Section 7(c) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such opinion and letter or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish such Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(l)           Upon commencement of the offering of Shares under this Agreement and promptly after each (i) Registration Statement Amendment Date, and (ii) Company Periodic Report Date, and on such other dates as the Agent shall reasonably request, the Company will cause the Independent Accountant, or other independent accountants reasonably satisfactory to the Agent, to furnish to the Agent a letter, dated the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be, in form reasonably satisfactory to the Agent and its counsel, of the same tenor as the letter referred to in Section 7(e) hereof, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the date of such letter. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(m)           The Company consents to the Agent's trading in the Company's Common Stock for the Agent's own account and for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement.

(n)           If, to the knowledge of the Company, all filings required by Rule 424 in connection with this offering shall not have been made or if the information that is required to be included in a filing under Rule 424 has not been incorporated by reference in the Registration Statement, or the representations in Section 2(a) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares.

(o)           The Company will cooperate timely with any reasonable due diligence review conducted by the Agent or its counsel from time to time in connection with the transactions contemplated hereby, including, without limitation, and upon reasonable notice providing information and making available documents and appropriate corporate officers, during regular business hours and at the Company's principal offices, as the Agent may reasonably request.

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(p)           During a period of 90 days from the date of this Agreement, the Company will not, without the prior written consent of the Agent, (x) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the 1933 Act, a registration statement on Form S-8 or a post-effective amendment to the Registration Statement) or (y) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (x) or (y) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions imposed in this Section 4(p) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The first sentence of this paragraph shall not apply to (V) the Shares to be offered and sold through the Agent pursuant to this Agreement, (X) Common Stock to be issued upon the conversion of convertible securities, including but not limited to Common Stock to be issued upon conversion of any warrants, issued under the Purchase Agreement, (Y) Common Stock to be issued under the Purchase Agreement and (Z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(q)           Subject to Section 4(p) of this Agreement, the Company will not, without (i) giving the Agent at least five business days' prior written notice specifying the nature of the proposed sale and the date of such proposed sale and (ii) the Agent's suspending activity under this program for such period of time as requested by the Company or as deemed appropriate by the Agent in light of the proposed sale, (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for or repayable with Common Stock, or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the 1933 Act, a registration statement on Form S-8 or post-effective amendment to the Registration Statement) or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  The foregoing sentence shall not apply to (V) the Shares to be offered and sold through the Agent pursuant to this Agreement, (X) Common Stock to be issued upon the conversion of convertible securities, including but not limited to Common Stock to be issued upon conversion of any warrants, issued under the Purchase Agreement, (Y) Common Stock to be issued under the Purchase Agreement and (Z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(r)           If immediately prior to the third anniversary (the "Renewal Deadline") of the initial effective date of the Registration Statement, any of the Shares remain unsold and this Agreement has not been terminated for any reason, the Company will, prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new shelf registration statement relating to the Shares, in a form satisfactory to the Agent and will use its best efforts to cause such registration statement to be declared effective within 90 days after the Renewal Deadline.  The Company will take all other action necessary or appropriate to permit the issuance and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares.  References in this Agreement to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.

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Section 5.  Free Writing Prospectus.

(a)           (i)           The Company represents and agrees that without the prior consent of the Agent, it has not made and will not make any offer relating to the Shares (which are to be sold pursuant hereto) that would constitute a "free writing prospectus" as defined in Rule 405 under the 1933 Act; and

(ii)           the Agent represents and agrees that, without the prior consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus required to be filed with the Commission.

(b)           The Company has complied and will comply with the requirements of Rule 433 under the 1933 Act applicable to any Issuer Free Writing Prospectus (including any free writing prospectus identified in Section 5(a) hereof), including timely filing with the Commission or retention where required and legending.

Section 6.  Payment of Expenses.

(a)           The Company covenants and agrees with the Agent that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company's counsel and accountants in connection with the registration of the Shares under the 1933 Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Base Prospectus, Prospectus Supplement, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Agents; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 4(b) hereof; (iv) any filing fees incident to any required review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Shares; (v) all fees and expenses in connection with listing the Shares on the NYSE; (vi) the cost of preparing the Shares; (vii) the costs and charges of any transfer agent or registrar or any dividend distribution agent; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 8 hereof, the Agent will pay all of its own costs and expenses, including the fees of its counsel, transfer taxes on resale of any of the Shares by it, and any advertising expenses connected with any offers it may make.

(b)           If the lesser of (i) an aggregate of 1,000,000 Shares or (ii) a lesser number of Shares having an aggregate offering price of $10,000,000 have not been offered and sold under this Agreement by September 30, 2012 (or such earlier date on which the Company terminates this Agreement), the Company shall reimburse the Agent for all of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of a single counsel for the Agent incurred by it in connection with the offering contemplated by this Agreement.

Section 7.  Conditions of Agent's Obligation.  The obligations of the Agent hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of the Company herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof are true and correct as of the time of the execution of this Agreement, and as of each Registration Statement Amendment Date, Company Earnings Report Date, Company Periodic Report Date, Applicable Time and Settlement Date, to the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)           The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the 1933 Act on or prior to the date hereof and in accordance with Section 4(a) hereof, any other material required to be filed by the Company pursuant to Rule 433(d) under the 1933 Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Agent.

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(b)           On every date specified in Section 4(k) hereof, Morgan, Lewis & Bockius LLP, counsel for the Agent, shall have furnished to the Agent such written opinion or opinions, dated as of such date, with respect to such matters as the Agent may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(c)           On every date specified in Section 4(k) hereto, the Agent shall have received favorable opinions (or, in lieu thereof and as provided for in Section 4(k), a reliance letter from counsel), each dated as of such date, in form and substance satisfactory to counsel for the Agent, of Seward & Kissel LLP, Liberian and U.S. counsel for the Company, or other counsel satisfactory to the Agent, to the effect set forth in Exhibit A-1 and A-2 , and to such further effect as counsel for the Agent may reasonably request.

(d)           On or prior to the first Settlement Date, the Agent shall have received

(A)           favorable opinions, each dated as of such date, in form and substance satisfactory to counsel for the Agent, of each of the counsel to the Company in Greece, to the effect set forth in Exhibit A-3 hereto, in the Republic of the Marshall Islands and Liberia, to the effect set forth in Exhibit A-4, and for the Republic of the Marshall Islands and Panama, to the effect set forth in Exhibit A-5, and to such further effect as counsel for the Agent may reasonably request;

(B)           certificates of ownership and encumbrance, transcript of register, or equivalent documentation for each Owned Vessel flagged in Malta or the Bahamas certifying that the vessel is duly and validly registered as a vessel in the sole ownership of the Owning Entity of such vessel as on Schedule 1.

(e)           On every date specified in Section 4(l) hereof, the independent accountants of the Company who have certified the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement shall have furnished to the Agent (i) a letter dated as of the date of delivery thereof and addressed to the Agent in form and substance reasonably satisfactory to the Agent and its counsel, containing statements and information of the type ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement, or (ii) for the purposes of the letters to be delivered on such other dates as the Agent shall reasonably request, in lieu of the letter referred to in clause (i) of this Section 7(e), a letter as of such date confirming, as of such date, the statements made in the letter furnished upon commencement of the offering of Shares under this Agreement pursuant to this Section 7(e).

(f)           On the first Settlement Date, the Agent shall have received from the Independent Accountant a letter, dated as of such Settlement Date, to the effect that they reaffirm the statements made in the letter furnished upon commencement of the offering of Shares under this Agreement pursuant to Section 7(e) hereof.

(g)           (i) Upon commencement of the offering of Shares under this Agreement, the Company will furnish or cause to be furnished promptly to the Agent a certificate of an officer in a form satisfactory to the Agent stating the minimum price for the sale of such Shares pursuant to this Agreement and the maximum number of Shares that may be issued and sold pursuant to this Agreement or, alternatively, maximum gross proceeds from such sales, as authorized from time to time by the Company's board of directors or a duly authorized committee thereof or, which certificate may be amended by the Company upon the delivery of the instructions contemplated by Section 3(b) of this Agreement and (ii) on each date specified in Section 4(j) and on such other dates as the Agent shall reasonably request, the Agent shall have received a certificate of the chief executive officer or chief financial officer of the Company to the effect that (A) there has been no Material Adverse Effect since the date as of which information is given in the Prospectus as then amended or supplemented, (B) the representations and warranties in Section 2 hereof are true and correct as of such date as though made at and as of such date, and (C) the Company has complied with all of the agreements entered into in connection with the transaction contemplated herein and satisfied all conditions on its part to be performed or satisfied.

(h)           Prior to the filing of the Prospectus Supplement, the Agent shall have received an agreement dated as of the date of this Agreement substantially in the form of Exhibit B hereto signed by the persons listed on Schedule 2 hereto.

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(i)           Since the date of the latest audited financial statements then included or incorporated by reference in the Prospectus and the Disclosure Package, no Material Adverse Effect shall have occurred.

(j)           The Company shall have complied with the provisions of Section 4(c) hereof with respect to the timely furnishing of prospectuses.

(k)           On such dates as reasonably requested by the Agent, the Company shall have conducted due diligence sessions, in form and substance satisfactory to the Agent.

(l)           All filings with the Commission required by Rule 424 under the 1933 Act to have been filed by each Applicable Time or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).

(m)           The Shares shall have received approval for listing on the NYSE prior to the first Settlement Date.

Section 8.  Indemnification.

(a)           The Company agrees:

(i)           to indemnify and hold harmless the Agent, its directors, officers, partners, employees and agents and each person, if any, (i) who controls the Agent, within the meaning of either Section 15 of the 1933 Act or Section 20 of the 1934 Act, or (ii) is under common control with the Agent, against any losses, claims, damages or liabilities, joint or several, to which they may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any "issuer information" filed or required to be filed pursuant to Rule 433(d) under the 1933 Act, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made; provided, however, that the Company will not be liable in any such case to the extent that such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by or through the Agent specifically for use therein; and

(ii)           to reimburse the Agent and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by the Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares whether or not the Agent or such controlling person is a party to any action or proceeding.

(b)           The Agent will indemnify and hold harmless the Company, its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, or is controlled by or is in common control with the Company, against any losses, claims, damages or liabilities to which they may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company and any such director, officer or controlling person in connection with the investigating or defending any such loss, claim, damage, liability action or proceeding, provided, however, that the Agent will be liable in each case to the extent, but only to the extent, such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein.

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(c)           In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing.  No indemnification provided for in Sections 8 (a) or (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) or (b).  In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.  Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event  (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel,  (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action.  It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties.  Such firm shall be designated in writing by the Agent in the case of parties indemnified pursuant to Sections 8(a) or (b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, the indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding.

(d)           To the extent the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) or (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Shares.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect  not only such relative benefits but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Agent.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (d), (i) the Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares sold by it to the public exceeds the amount of any damages which the Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

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(e)           Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred.  The indemnity and contribution agreements contained in this Section 8 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Agent or any person controlling the Agent, the Company, its directors or officers or any persons controlling the Company, (ii) acceptance of any Shares and payment therefor hereunder, and (iii) any termination of this Agreement.  A successor to the Agent, or any person controlling the Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

Section 9.  Representations, Warranties and Agreements to Survive Delivery.  The respective indemnities, agreements, representations, warranties and other statements of the Company and the Agent, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Agent or any controlling person of the Agent, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

Section 10.  No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (i) the Agent is acting solely in the capacity of an arm's length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of such offering) and (ii) the Agent has not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iii) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Agent has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 11.  Termination.

(a)           The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           The Agent shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)           This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 11(a) or (b) above or otherwise by mutual agreement of the parties hereto; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 2, Section 4(p), Section 6(b), Section 8 and Section 9 of this Agreement shall remain in full force and effect.

(d)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be.  If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 3(f) hereof.

20

(e)           In the case of any purchase by the Agent pursuant to a Terms Agreement, the Agent may terminate this Agreement, at any time at or prior to the Settlement Date (i) if there has been, since the time of execution of the Agreement or since the respective dates as of which information is given in the Prospectus or General Disclosure Package, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agent, impracticable or inadvisable to market the Shares or to enforce contracts for the sale of Shares, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the NYSE, or if trading generally on the American Stock Exchange or the NYSE or Nasdaq has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the Financial Industry Regulatory Authority, Inc. or any other governmental authority, or (iv) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, or (v) if a banking moratorium has been declared by either Federal or New York authorities.

Section 12.  Notices.  All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agent shall be delivered or sent by mail, telex or facsimile transmission to:

Knight Capital Americas, L.P.
320 Park Avenue
New York, New York 10012
Fax No.  (212) – 479-7430
Attn: Syndicate Desk

with copies to

Knight Capital Americas, L.P.
320 Park Avenue
New York, New York 10012
Attention: William Kelly, Managing Director (wkelly@knight.com)

and

545 Washington Blvd.
Jersey City, NJ  06831
Fax No.  201-795-5038
Attn: Deputy General Counsel

and

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York  10178
Fax No.  (212) 309-6001
Attention:  Stephen P. Farrell, Esq.

and if to the Company to:

Excel Maritime Carriers Ltd.
17th km National Road Athens,
Lamia & Finikos Street
145-64 Nea Kifisia, Athens, Greece
Attention:  Chief Financial Officer

21

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Fax No.  (212) 480-8421
Attention:  Gary J. Wolfe, Esq.

Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Section 13.  Parties.  This Agreement shall be binding upon, and inure solely to the benefit of, the Agent and the Company and, to the extent provided in Sections 8 and 9 hereof, the officers and directors of the Company and the Agent and each person who controls the Company or the Agent, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of Shares through the Agent shall be deemed a successor or assign by reason merely of such purchase.

Neither party may assign or otherwise transfer this Agreement without the prior written consent of the other party; provided, however, that Agent may assign or transfer this Agreement to an affiliated broker-dealer in connection with a merger, acquisition, sale of substantially all its assets or other such corporate reorganization with such affiliate.

Section 14.  Time of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term "business day" shall mean any day when the Commission's office in Washington, D.C. is open for business.

Section 15.  Waiver of Jury Trial.  The Company and the Agent hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to jury trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 16.  Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS PRINCIPLES OF CONFLICTS OF LAW.

Section 17.  Jurisdiction.  The Company agrees that any suit, action or proceeding against the Company brought by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court located in the City and County of New York (a "New York Court"), and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company has appointed Seward & Kissel LLP as its authorized agent (the "Authorized Agent") upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Agent the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and each of the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.  Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, in any court of competent jurisdiction in the Republic of the Marshall Islands.

The provisions of this Section 17 shall survive any termination of this Agreement, in whole or in part.

Section 18.  Counterparts.  This Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.  This Agreement may be delivered by any party by facsimile or other electronic transmission.

Section 19.  Severability.  The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof.  If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

22

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Agent and the Company in accordance with its terms.

Very truly yours,

Excel Maritime Carriers Ltd.

By: __________________________
      Name:
      Title:

Accepted as of the date hereof:

Knight Capital Americas, L.P.

By: _________________________________
      Name:
      Title:

By: ________________________________
Name:
Title:

23

Schedule 1
Name of Subsidiary (Owning Entity)	Country of Incorporation	Portion of Ownership Interest	Vessel Owned	Country of Vessel Registration
Lowlands Beilun Shipco LLC	Marshall Islands	100%	Lowlands Beilun	Malta
Iron Miner Shipco LLC	Marshall Islands	100%	Iron Miner	Marshall Islands
Kirmar Shipco LLC	Marshall Islands	100%	Kirmar	Marshall Islands
Iron Beauty Shipco LLC	Marshall Islands	100%	Iron Beauty	Marshall Islands
Iron Manolis Shipco LLC	Marshall Islands	100%	Iron Manolis	Marshall Islands
Iron Brooke Shipco LLC	Marshall Islands	100%	Iron Brooke	Marshall Islands
Iron Lindrew Shipco LLC	Marshall Islands	100%	Iron Lindrew	Marshall Islands
Coal Hunter Shipco LLC	Marshall Islands	100%	Coal Hunter	Marshall Islands
Pascha Shipco LLC	Marshall Islands	100%	Pascha	Marshall Islands
Coal Gypsy Shipco LLC	Marshall Islands	100%	Coal Gypsy	Marshall Islands
Iron Anne Shipco LLC	Marshall Islands	100%	Iron Anne	Marshall Islands
Iron Vassilis Shipco LLC	Marshall Islands	100%	Iron Vassilis	Marshall Islands
Iron Bill Shipco LLC	Marshall Islands	100%	Iron Bill	Marshall Islands
Santa Barbara Shipco LLC	Marshall Islands	100%	Santa Barbara	Marshall Islands
Ore Hansa Shipco LLC	Marshall Islands	100%	Ore Hansa	Marshall Islands
Iron Kalypso Shipco LLC	Marshall Islands	100%	Iron Kalypso	Marshall Islands
Iron Fuzeyya Shipco LLC	Marshall Islands	100%	Iron Fuzeyya	Marshall Islands
Iron Bradyn Shipco LLC	Marshall Islands	100%	Iron Bradyn	Marshall Islands
Grain Harvester Shipco LLC	Marshall Islands	100%	Grain Harvester	Marshall Islands
Grain Express Shipco LLC	Marshall Islands	100%	Grain Express	Marshall Islands
Iron Knight Shipco LLC	Marshall Islands	100%	Iron Knight	Marshall Islands
Coal Pride Shipco LLC	Marshall Islands	100%	Coal Pride	Marshall Islands
Iron Man Shipco LLC	Marshall Islands	Bareboat Interest	Iron Man	Marshall Islands
Coal Age Shipco LLC	Marshall Islands	Bareboat Interest	Coal Age	Marshall Islands
Fearless Shipco LLC	Marshall Islands	Bareboat Interest	Fearless I	Marshall Islands
Barbara Shipco LLC	Marshall Islands	Bareboat Interest	Barbara	Marshall Islands
Linda Leah Shipco LLC	Marshall Islands	Bareboat Interest	Linda Leah	Marshall Islands
King Coal Shipco LLC	Marshall Islands	Bareboat Interest	King Coal	Marshall Islands
Coal Glory Shipco LLC	Marshall Islands	Bareboat Interest	Coal Glory	Marshall Islands
Fianna Navigation S.A.	Liberia	100%	Isminaki	Panama
Marias Trading Inc.	Liberia	100%	Angela Star	Panama
Yasmine International Inc.	Liberia	100%	Elinakos	Panama
Tanaka Services Ltd.	Liberia	100%	Rodon	Panama
Amanda Enterprises Inc.	Liberia	100%	Happy Day	Panama
Whitelaw Enterprises Co.	Liberia	100%	Birthday	Bahamas
Candy Enterprises Inc.	Liberia	100%	Renuar	Panama
Fountain Services Ltd.	Liberia	100%	Powerful	Panama
Harvey Development Corp.	Liberia	100%	Fortezza	Panama
Teagan Shipholding S.A.	Liberia	100%	First Endeavour	Panama
Minta Holdings S.A.	Liberia	100%	July M	Panama
Odell International Ltd.	Liberia	100%	Mairouli	Panama
Ingram Limited	Liberia	100%	Emerald	Panama
Barland Holding Inc.	Liberia	100%	Attractive	Panama
Castalia Services Ltd.	Liberia	100%	Princess I	Panama
Iron Endurance Shipco LLC now renamed Sandra Shipco LLC	Marshall Islands	100%	Sandra	Marshall Islands
Christine Shipco LLC	Marshall Islands	71.4%	Christine	Marshall Islands
Hope Shipco LLC	Marshall Islands	100%	Mairaki	Marshall Islands
Magalie Investments Corp.	Liberia	100%	No Vessel
Melba Management Ltd.	Liberia	100%	No Vessel
Naia Development Corp.	Liberia	100%	No Vessel
Maryville Maritime Inc.	Liberia	100%	No Vessel
Point Holdings Ltd.	Liberia	100%	No Vessel
Centel Shipping Company Limited	Cyprus	100%	No Vessel
Thurman International Ltd.	Liberia	100%	Shareholder of Centel Shipping Company Limited (No Vessel)
Bird Acquisition Corp.	Marshall Islands	100%
Quintana Management LLC	Marshall Islands	100%

Schedule 2

List of Persons and Entities

Subject to Lock-up Agreements

Officers
Gabriel Panayotides
Pavlos Kanellopoulos
Ismini Panayotides

Directors
Frithjof Platou
Evangelos Macris
Apostolos Kontoyannis
Trevor J. Williams
Hans J. Mende

Entities
Argon S.A
Boston Industries S.A.
Tanew Holdings Inc.
Lhada Holdings Inc.

Exhibit A-1

(Intentionally Omitted)

Exhibit A-2

(Intentionally Omitted)

Exhibit A-3

(Intentionally Omitted)

Exhibit A-4

(Intentionally Omitted)

Exhibit A-5

(Intentionally Omitted)

Exhibit B

Form of Lock-Up Agreement

         , 2012

KNIGHT CAPITAL AMERICAS, L.P.
320 Park Avenue, 15th Floor
New York, NY 10022

Re:           Proposed Offering by Excel Maritime Carriers Ltd.

Ladies and Gentlemen:

Excel Maritime Carriers Ltd., a corporation organized under the laws of the Republic of Liberia (the "Company"), understands that Deutsche Bank Securities Inc. ("Deutsche Bank") and Knight Capital Americas, L.P. ("Knight Capital" and, together with Deutsche Bank, the "Agents") propose to enter into separate Sales Agreements (the "Sales Agreements") with the Company providing for the public offering of shares (the "Securities") of the Company's Class A common stock, par value $0.01 per share (the "Common Stock"), pursuant to a Registration Statement on Form F-3.  In recognition of the benefit that such an offering will confer upon the undersigned as a [stockholder, officer and director] of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with the Agent that, during a period of 90 days from the date of the Sales Agreement, the undersigned will not, without the prior written consent of the Agent, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed (other than a shelf registration statement under Rule 415 under the 1933 Act or a registration statement on Form S-8), any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of the Agents, provided that (1) the Agents receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee or transferee, as the case may be and (2) any such transfer shall not involve a disposition for value:

(1)  by will or intestacy, as a bona fide gift or gifts; or

(2)  to any trust or other entity for the direct or indirect benefit of, or wholly-owned by, the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin).

Notwithstanding the foregoing, if:

(1)           during the last 17 days of the 90-day lock-up period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)           prior to the expiration of the 90-day lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day lock-up period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Agents waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the 90-day lock-up period pursuant to the previous paragraph will be delivered by the Agents to the Company (in accordance with Section 12 of the Sales Agreements) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.

The undersigned hereby waives, until the expiration of this agreement, any rights of the undersigned to sell any Lock-Up Securities or any other security issued by the Company pursuant to the Registration Statement and acknowledges and agrees that until the expiration of this agreement, the undersigned will not request the Company to register under the Securities Act of 1933 such Lock-Up Securities or other securities beneficially owned by the undersigned (other than a shelf registration statement under Rule 415 under the 1933 Act or a registration statement on Form S-8).

The undersigned understands and agrees that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Notwithstanding the foregoing, this agreement shall terminate and be of no further force and effect upon a decision by the Agent or the Company not to proceed with the sale of any Securities prior to the first sale of Securities under the Sales Agreements, which decision shall be set forth in writing and delivered to each of the parties hereto and to the Company.

[signature page follows]

Very truly yours,

Signature: _____________________________

Print Name: ____________________________

ANNEX I

(Intentionally Omitted)